FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly held Company and Authorized Company

CNPF/MF No. 47.508.411/0001‐56

Notice to the Shareholders

We hereby inform Messrs. shareholders of Companhia Brasileira de Distribuição (“CBD” or “Company”) that the Board of Directors resolved, on this date, to approve, ad referendum of the General Ordinary Shareholders´ Meeting that will appreciate the financial statements of the fiscal year ended on December 31st, 2017, the payment of interests on equity (juros sobre o capital próprio) referred to the period between January 1st, 2017 and June 30th, 2017, over net equity of the Company, to be attributed to the minimum mandatory dividend of the fiscal year of 2017 in the gross amount of R$ 81,029,411.76 (eighty one millions, twenty nine thousand, four hundred and eleven Reais and seventy six cents), corresponding to R$ 0.28658308716 for each common share and R$ 0.31524139588 for each preferred share (“JCP”), deducted the amount related to withhold taxes (“IRRF” – “Imposto de Renda Retido na Fonte”), pursuant to the Law, with the exception of the shareholders who are immune and/or exempt. The shareholders duly immune or exempt from IRRF shall submit to the Company the documents evidencing their exception until December 11th, 2017, to the attention of the Investors Relation area, as follows:

Companhia Brasileira de Distribuição

Att. Investors Relation management area

Av. Brigadeiro Luís Antônio, 3142

Jardim Paulista - CEP 01402-901

São Paulo/SP

The mentioned payment to the shares traded on B3 S.A. - Brasil, Bolsa, Balcão, as well as other shares registered with Itaú Corretora de Valores S.A., shall occur on December 15th, 2017, according to the base date of December 6th, 2017 (including such date). The shares issued by the Company shall be traded ex-interest as from December 7th, 2017.

Regarding the American Depositary Receipts representing the Company's preferred shares (“ADR”) traded on the New York Stock Exchange - NYSE, the owners of ADRs will be entitled to the JCP on the base date of December 11th, 2017 (including such date). The payment to the ADR owners shall be done by JPMorgan Chase Bank, N.A., the depositary bank of the ADRs.

Based on the results reported up to the end of the 3Q2017 and the perspectives for the 4Q2017, the Board of Directors of the Company resolved to resume the practice of prepayment of dividends, performing the payment in the form of JCP in 2017. Therefore, the shareholders will receive the net value of 25% of the distributable profit of the first semester of 2017.

São Paulo, December 1st, 2017.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 1, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.